Win, Place, or Show?

[GRAPHIC OMITTED: Picture of a thoroghbred horse race; "Hudson River" and "Cohoes" are neck-and-neck in the lead; "TrustCo" trails near the end of the pack.]

Dear Shareholders, Customers, Future Customers and Friends:

TrustCo has recently announced their desire to purchase our banks, which we believe is merely a veiled attempt to reduce banking competition in this area. TrustCo recently ran an ad comparing the performance of our three banks. UNFORTUNATELY, THEY FAILED TO MENTION THE PERFORMANCE OF THE STOCK OF EACH BANK.

Myth
--------------------------------------------------------------------------------
TrustCo's growth record has resulted in superior returns for stockholders.

Reality
--------------------------------------------------------------------------------
Stock performance, January 4, 1999-July 25, 2000*

                                  January 4, 1999    July 25, 2000
COHB (Cohoes Bancorp)                $11.38             $13.88             +22%
HRBT (Hudson River Bancorp)          $11.13             $11.94             +7%
TRST (TrustCo)                       $14.81**           $12.25             -17%

* Hudson River Bancorp stock started trading on July 1, 1998; Cohoes Bancorp stock started trading on January 4, 1999. Results/prices do not reflect dividends.

**  After 2 for 1 stock split November 15, 1999.

Myth
--------------------------------------------------------------------------------
TrustCo's earnings per share have been superior.

Reality
--------------------------------------------------------------------------------
Earnings Per Share, Second Quarter 2000

COHB (Cohoes Bancorp)                 $  .23
HRBT (Hudson River Bancorp)           $  .19
TRST (TrustCo)                        $  .19


      WE BELIEVE OUR MERGER IS YOUR BEST TICKET TO THE "WINNER'S CIRCLE".

We are confident that our combined banks will be worth far more together than any TrustCo offer and more than either of us is worth independently. (TrustCo would "pay" for our banks with overvalued TrustCo stock which is currently selling at approximately 380% of 'book value' and thus has a potential for significant downside risk).

--------------------------------------------------------------------------------
WE URGE EVERYONE TO BECOME AS INFORMED AS POSSIBLE ABOUT THE FACTS CONCERNING OUR PLANNED MERGER AND VOTE "FOR" OUR MERGER WHEN YOU RECEIVE YOUR PROXY FROM US.
We also urge our shareholders to place the proxy you receive from TrustCo in the appropriate place: the trash can.
--------------------------------------------------------------------------------

Please call us if you would like more information on our planned merger.

Yours truly,

 /s/ Harry L. Robinson                  /s/ Carl A. Florio
------------------------------------   --------------------------------------
Harry L. Robinson, President and CEO   Carl A. Florio, President and CEO
(518) 233-6565                         (518) 828-4600

[Logo of Cohoes Bancorp, Inc.]         [Logo of Hudson River Bancorp, Inc.]

   This letter may  contain  forward-        Hudson    River    has   filed   a
looking statements within the meaning Registration Statement on Form S-4 of the Private Securities Litigation concerning the merger with the United Reform Act of 1995 that involve risk States Securities and Exchange and uncertainty. It should be noted Commission which includes the joint that a variety of factors could cause merger proxy statement/prospectus the combined company's actual results being provided to shareholders. In and experience to differ materially addition, Hudson River and Cohoes from the anticipated results or each intend to file a Solicitation/ expectations expressed in the Recommendation statement with the combined company's forward-looking United States Securities and Exchange
statements.                               Commission  in response to the Tender
                                          Offer   Statement   to  be  filed  by
   The risks and  uncertainties  that     TrustCo   Bank   Corp  NY.   WE  URGE
may    affect     the     operations,     INVESTORS  TO  READ  THESE  DOCUMENTS
performance, development, growth BECAUSE THEY CONTAIN IMPORTANT projections and results of the INFORMATION. Investors are currently combined company's business include, able to obtain the Form S-4 but are not limited to, the growth of Registration Statement and will be the economy, interest rate movements, able to obtain the Solicitation/ timely development by the combined Recommendation Statement of each company of technology enhancements company when filed, free of charge at for its products and operating the SEC's website, www.sec.gov. In systems, the impact of competitive addition, documents filed with the products, services and pricing, SEC by Cohoes are available free of customer based requirements, charge from the Secretary of Cohoes
Congressional            legislation,     at  75  Remsen  Street,  Cohoes,  New
acquisition cost savings and revenue York 12047, telephone (518) enhancements and similar matters. 233-6500. Documents filed with the Readers are cautioned not to place SEC by Hudson River are available undue reliance on forward-looking free of charge from the Secretary of
statements   which  are   subject  to     Hudson   River  at  One  Hudson  City
influence  by the named risk  factors     Centre,   Hudson,   New  York  12534,
and   unanticipated   future  events.     telephone (518) 828-4600.
Actual  results,   accordingly,   may
differ   materially  from  management        Cohoes and Hudson  River and their
expectations.                             respective  directors  and  executive
                                          officers   may   be   deemed   to  be
   Cohoes  and  Hudson  River  do not     participants  in the  solicitation of
undertake, and specifically disclaim, proxies to approve the Merger. any obligation to publicly release INFORMATION ABOUT THE PARTICIPANTS the results of any revisions which MAY BE OBTAINED THROUGH THE SEC'S may be made to any forward-looking WEBSITE FROM THE S-4 REGISTRATION statements to reflect the occurrence STATEMENT FILED WITH THE UNITED of anticipated or unanticipated STATES SECURITIES AND EXCHANGE
events  or  circumstances  after  the     COMMISSION   ON  JUNE  26,  2000,  as
date of such statements.                  amended.

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                    Vote | FOR | the Cohoes/Hudson River merger!
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